SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Equity One, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

294752100

(CUSIP Number)

Gil Kotler Gazit-Globe Ltd 1 Hashalom Road Tel-Aviv, Israel 67892 Tel: (03) 694-8000 Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,829 (1) (2)
	8	SHARED VOTING POWER 53,862,514
	9	SOLE DISPOSITIVE POWER 198,829
	10	SHARED DISPOSITIVE POWER 53,862,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,061,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%
14	TYPE OF REPORTING PERSON IN
(1)	See Explanatory Note for Item 5.
(2)	All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.

CUSIP No. 294752100	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dor J. Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,450 (3) (4)
	8	SHARED VOTING POWER 53,862,514
	9	SOLE DISPOSITIVE POWER 38,450
	10	SHARED DISPOSITIVE POWER 53,862,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,900,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON IN
(3)	Includes 5,150 shares of unvested restricted stock which Mr. Segal presently has the power to vote.
(4)	Includes 7,050 shares of common stock held jointly with Mr. Segal’s spouse, Erica Ottosson.

CUSIP No. 294752100	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Erica Ottosson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,050 (5)
	8	SHARED VOTING POWER 53,862,514
	9	SOLE DISPOSITIVE POWER 7,050
	10	SHARED DISPOSITIVE POWER 53,862,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,869,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON IN
(3)	Includes 7,050 shares of common stock held jointly with Mr. Segal.

CUSIP No. 294752100	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,862,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,862,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,862,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,582,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,582,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,582,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,487,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,487,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,487,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,487,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,487,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,487,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,891,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,891,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,891,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,893,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,893,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,893,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,386,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,386,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,386,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294752100	Page 13

Explanatory Note: This Amendment No. 20 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Dor J. Segal, Erica Ottosson, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), Gazit First Generation LLC (“First Generation”), MGN America, LLC (“MGN-A”), Gazit Maple, Inc. (“GMI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 27, 2009, Amendment No. 11 to the Initial 13D, filed August 24, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010, Amendment No. 14 to the Initial 13D, filed December 23, 2010, Amendment No. 15 to the Initial 13D, filed on January 18, 2011, Amendment No. 16 to the Initial 13D, filed on April 4, 2011, Amendment No. 17 to the Initial 13D, filed on June 2, 2011, Amendment No. 18 to the Initial 13D, filed on August 26, 2011, Amendment No. 19 to the Initial 13D, filed on February 4, 2013, and this Amendment No. 20 shall be collectively referred to herein as the “Schedule 13D.”

This Amendment No. 20 reflects the following changes:

•	The sale by Chaim Katzman of 683,357 Equity One Shares between the date of Amendment No. 19 and the date hereof;

•	The purchase by Mr. Segal of 4,050 Equity One Shares and the receipt by Mr. Segal of 3,500 shares of restricted Equity One Shares through restricted share grants by the Issuer, both between the date of Amendment No. 19 and the date hereof; and

•	First Generation’s purchase of 675,000 Equity One Shares on September 15, 2014 in a private placement from the Issuer (the “September 2014 Acquisition”).

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 294752100	Page 14

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/ Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	United States/Israel

Dor J. Segal	85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	United States/Israel

Erica Ottosson	15 Mill Street Toronto ON M5A 3R6 Canada	Canada/Sweden

Gazit-Globe Ltd. (“Gazit”)	One Hashalom Road Tel Aviv, 67892 Israel	Israel

M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada

GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada

Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware

MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware

Gazit America, Inc. (“GAA”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Ontario, Canada

Silver Maple (2001), Inc. (“Silver Maple”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Nevada

Ficus, Inc. (“Ficus”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Delaware

CUSIP No. 294752100	Page 15

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Norstar Holdings Inc., Chairman of Gazit, and Chairman of the Board of the Issuer.

Dor J. Segal	Dor J. Segal is the Executive Vice-Chairman of Gazit, Vice-Chairman, President and CEO of First Capital Realty, Vice-Chairman of Norstar Holdings, Inc., and Vice Chairman and Director of the Issuer.

Erica Ottosson	Erica Ottosson is a gallery director.

Gazit-Globe Ltd. (“Gazit”)	Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange, and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT”. Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers and medical office buildings.

M G N (USA) INC. (“MGN”)	MGN is engaged in the acquisition, development and management of income producing properties in the United States and Brazil, including senior living communities and medical office buildings. MGN acts to identify and capitalize on business opportunities in its existing sectors and/or in fields that relate to its activity in its geographic areas of operations and in other areas. MGN is a wholly-owned subsidiary of Gazit.

GAZIT (1995), INC. (“1995”)	1995 invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. 1995 is a wholly-owned subsidiary of Gazit.

Gazit First Generation LLC (“First Generation”)	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly owned subsidiary of 1995.

MGN America, LLC (“MGN-A”)	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a wholly-owned subsidiary of Gazit.

Gazit America, Inc. (“GAA”)	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly owned subsidiary of Gazit.

Silver Maple (2001), Inc. (“Silver Maple”)	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly owned subsidiary of GAA.

Ficus, Inc. (“Ficus”)	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly owned subsidiary of GAA.

CUSIP No. 294752100	Page 16

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship

Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel

Arie Mientkavich, Deputy Chairman of the Board of Directors 14 Bezalel Street, Jerusalem, Israel	Deputy Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Dor J. Segal, Executive Vice Chairman of the Board of Directors 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Vice-Chairman, President and CEO of First Capital Realty	First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	US, Israel

Yair Orgler, Director 19 Ya’akov Zerubavel Street, Tel Baruch, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel

Haim Ben-Dor, Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Haim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel

CUSIP No. 294752100	Page 17

Shay Pilpel, Director 8 Ben Haim Street, Ramat Hasharon	Chief Executive Officer	Wexford Capital Israel Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Noga Knaz, Director 6 Sasha Argov Street, Tel-Aviv, Israel	General Manager	Rosario Capital Ltd. 2 Weitzman St., Amot Investment Tower Tel Aviv, Israel 64239	Israel

Gary Epstein Director	Chair of the Global Corporate and Securities Department	Greenberg Traurig, LLP, an international law firm 333 SE 2nd Avenue Suite 4400 Miami, FL 33131	US

Douglas Sesler Director	Private Real Estate Investor	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	US

Ronnie Bar-On Director	Corporate director	Gazit-Globe Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Aharon Soffer, President Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	President, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Gil Kotler, Senior Executive Vice President and Chief Financial Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Senior Executive Vice President and Chief Financial Officer, Gazit	Gazit-Globe Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Varda Zuntz, Corporate Secretary Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	VP of Corporate Responsibility, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

CUSIP No. 294752100	Page 18

Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Ronen Geles Vice President Finance Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President Finance, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Gazit is traded on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT”. Approximately 50.5% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR”. Chaim Katzman, Chairman of the Board of Directors of Gazit, controls 44.5% of the ordinary shares of Norstar (including 18.2% of its ordinary shares held by First U.S. Financial, LLC, or FUF) and is Chairman of the Board of Norstar. Dor J. Segal, Executive Vice-Chairman of Gazit and Vice-Chairman of Norstar, holds 8.8% of the outstanding shares of Norstar and Erica Ottosson (wife of Mr. Segal) holds 5.8% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement (the “Shareholders Agreement”), with respect to their outstanding shares in Norstar (see Item 6 below). Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may deemed to control Gazit while Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of Gazit. The public stockholders of Gazit own approximately 50% of the Ordinary Shares.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar

Name, Position with Norstar & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Issuer	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

CUSIP No. 294752100	Page 19

Bat-Ami Katzman; Director c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Student	Bat-Ami Katzman c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA

Dor J. Segal Vice Chairman of the Board of Directors c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Vice-Chairman, President and Chief Executive Officer of First Capital Realty Inc.	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	USA, Israel

Juda Erlich; Director; 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Erlich 18, Herzfeld Street, Kiryat Ono, Israel	Israel

Shmuel Messenberg; Director; 15 Hefetz Mordechai Street, Petach Tikva, Israel	Business Consultant	Shmuel Messenberg 15 Hefetz Mordechai Street, Petach Tikva, Israel	Israel

Aviad (Adi) Armoni; Director; 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel

CUSIP No. 294752100	Page 20

Dina Ben-Ari; Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Gil Kotler; Controller c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Senior Executive Vice President and Chief Financial Officer, Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Adi Jemini; Chief Administrative Officer c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chief Administrative Officer, Norstar Holdings Inc.	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Varda Zuntz; Company Secretary c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A, and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman,* President and Director

Dor J. Segal,* Vice President and Director

Gil Kotler,* Chief Strategy Officer

CUSIP No. 294752100	Page 21

Sean Kanov, Controller, Treasurer and Secretary c/o Gazit Group, USA 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Executive Vice President and Chief Financial Officer	Gazit Group, USA 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal,* President and Chairman, Director

Chaim Katzman,* Director

Aharon Soffer,* Director

Alex Correia, Secretary and Director	Company Secretary	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Canada

Covered Persons with Respect to Silver Maple and Ficus

Name, Position with Silver Maple and Ficus & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal,* President and Director

Chaim Katzman,* Director

Aharon Soffer,* Director

Alex Correia,** Secretary and Director

*	See information provided for Covered Persons with Respect to Gazit, above.
**	See information provided for Covered Persons with Respect GAA, above.

CUSIP No. 294752100	Page 22

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is amended and supplemented as follows:

First Generation purchased 675,000 Issuer Shares for $15,727,500 on September 15, 2014 (“the September 2014 Acquisition”). The source of the funds was cash on hand.

Mr. Segal has acquired the 34,400 Shares (including 7,050 Shares held jointly with Ms. Ottosson) which he holds of record through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options. Mr. Segal’s approximate net investment cost for his Shares is $0. In addition, on September 3, 2013, Mr. Segal purchased 4,050 Shares in the market at an investment cost of $ 84,362.

Item 4. Purpose of Transaction.

The disclosures required by this Item 4 are incorporated by reference to the information set forth in Item 4 of the previous amendments to the Schedule 13D (except to the extent that the events described therein have already occurred and are therefore no longer relevant). Beyond as described in that information, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 123,826,603 Shares issued and outstanding, as reported by the Issuer on September 15, 2014.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 54,061,343 (43.7% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 198,829

(ii)	Shared power to vote or to direct the vote: 53,862,514

(iii)	Sole power to dispose or to direct the disposition of: 198,829

(iii)	Shared power to dispose or to direct the disposition of: 53,862,514

CUSIP No. 294752100	Page 23

Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

•	Mr. Katzman has sole voting and dispositive power of 198,829 Shares held directly by him and indirectly through family trusts, which he controls (not including (i) 39,708 Shares held of record by family members and (ii) Shares issuable on exercise of 437,317 options which are currently vested and exercisable); and

•	Mr. Katzman shares voting and dispositive authority over 9,203,134 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 11,487,312 Shares with Gazit, MGN, and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN and MGN-A, as such Shares are directly held by MGN-A, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

Dor J. Segal

(a)	Aggregate Number of Shares beneficially owned: 53,900,964 (43.5% of the Shares).

CUSIP No. 294752100	Page 24

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 38,450

(ii)	Shared power to vote or to direct the vote: 53,862,514

(iii)	Sole power to dispose or to direct the disposition of: 38,450

(iv)	Shared power to dispose or to direct the disposition of: 53,862,514

Mr. Segal may be deemed to be a beneficial owner of Gazit. Of the Shares beneficially owned by Mr. Segal as of the date of this filing:

•	Mr. Segal has sole voting and dispositive power of 38,450 Shares held directly by him including (i) 7,050 Shares held jointly with Mr. Segal’s spouse, Erica Ottosson and (ii) 4,950 Shares of unvested restricted stock which Mr. Segal has the power to vote.

•	Mr. Segal shares voting and dispositive authority over 9,203,134 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

•	Mr. Segal shares voting and dispositive authority over 11,487,312 Shares with Gazit, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

•	Mr. Segal shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN and MGN-A, as such Shares are directly held by MGN-A, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

•	Mr. Segal shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be a beneficial owner of; and

•	Mr. Segal shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Mr. Segal may be deemed to be beneficial owner of.

(c)	Mr. Segal has not effected any transactions in the Shares during the past 60 days.

CUSIP No. 294752100	Page 25

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Segal.

(e)	Not applicable.

Erica Ottosson

(a)	Aggregate Number of Shares beneficially owned: 53,862,514 (43.5% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,050

(ii)	Shared power to vote or to direct the vote: 53,862,514

(iii)	Sole power to dispose or to direct the disposition of: 7,050

(iv)	Shared power to dispose or to direct the disposition of: 53,862,514

Ms. Ottosson may be deemed be a beneficial owner of Gazit. Of the Shares beneficially owned by Ms. Ottosson as of the date of this filing:

•	Ms. Ottosson has sole voting and dispositive power over 7,050 Shares held jointly with Mr. Segal.

•	Ms. Ottosson shares voting and dispositive authority over 9,203,134 Shares with Gazit and MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

•	Ms. Ottosson shares voting and dispositive authority over 11,487,312 Shares with Gazit, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

•	Ms. Ottosson shares voting and dispositive authority over 18,891,997 Shares with Gazit, MGN and MGN-A, as such Shares are directly held by MGN-A, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

•	Ms. Ottosson shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to be a beneficial owner of; and

CUSIP No. 294752100	Page 26

•	Ms. Ottosson shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which Ms. Ottosson may be deemed to to be a beneficial owner of.

(c)	Ms. Ottosson has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ms. Ottosson.

(e)	Not applicable.

Gazit

(a)	Aggregate Number of Shares beneficially owned: 53,862,514 (43.5% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 53,862,514

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 53,862,514

Of the Shares beneficially owned by Gazit as of the date of this filing:

•	Gazit shares voting and dispositive authority over 9,203,134 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

•	Gazit shares voting and dispositive authority over 11,487,312 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

•	Gazit shares voting and dispositive authority over 18,891,997 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, MGN and MGN-A, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

CUSIP No. 294752100	Page 27

•	Gazit shares voting and dispositive authority over 8,893,213 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

•	Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Gazit has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.

MGN

(a)	Aggregate Number of Shares beneficially owned: 39,582,443 (32.0% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 39,582,443

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 39,582,443

Of the Shares beneficially owned by MGN as of the date of this filing:

•	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, and Gazit, as such Shares are held directly by MGN, MGN-A and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

CUSIP No. 294752100	Page 28

•	MGN shares voting and dispositive authority over 9,203,134 Shares with Mr. Katzman, Mr. Segal, Ms. Ottosson, and Gazit, as such shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

•	MGN shares voting and dispositive authority over 18,891,997 Shares it beneficially owns with MGN-A, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 11,487,312 Shares it beneficially owns with 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, a wholly-owned subsidiary of MGN.

(c)	MGN has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 11,487,312 (9.3% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,487,312

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,487,312

Of the Shares beneficially owned by 1995 as of the date of this filing:

•	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, MGN and First Generation as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

CUSIP No. 294752100	Page 29

(c)	1995 has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.

First Generation

(a)	Aggregate Number of Shares beneficially owned: 11,487,312 (9.3% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,487,312

(iii)	Sole power to dispose or to direct the disposition of: 0

(v)	Shared power to dispose or to direct the disposition of: 11,487,312

Of the Shares beneficially owned by First Generation as of the date of this filing:

•	First Generation shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, MGN and 1995 as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Other than the September 2014 Acquisition, First Generation has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by First Generation.

(e)	Not applicable.

MGN-A

(a)	Aggregate Number of Shares beneficially owned: 18,891,997 (15.3% of the Shares).

CUSIP No. 294752100	Page 30

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,891,997

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,891,997

Of the Shares beneficially owned by MGN-A as of the date of this filing:

•	MGN-A shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit and MGN, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	MGN-A has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN-A.

(e)	Not applicable.

GAA

(a)	Aggregate Number of Shares beneficially owned: 14,280,070 (11.5% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 14,280,070

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 14,280,070

Of the Shares beneficially owned by GAA as of the date of this filing:

•	GAA shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of; and

CUSIP No. 294752100	Page 31

•	GAA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	GAA has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.

(e)	Not applicable.

Silver Maple

(a)	Aggregate Number of Shares beneficially owned: 8,893,213 (7.2% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 8,893,213

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,893,213

Of the Shares beneficially owned by Silver Maple as of the date of this filing:

•	Silver Maple shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is itself a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

CUSIP No. 294752100	Page 32

(e)	Not applicable.

Ficus

(a)	Aggregate Number of Shares beneficially owned: 5,386,857 (4.4% of the Shares).

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,386,857

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,386,857

Of the Shares beneficially owned by Ficus as of the date of this filing:

•	Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Mr. Segal, Ms. Ottosson, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman and which Mr. Segal and Ms. Ottosson may be deemed to be beneficial owners of.

(c)	Ficus has not effected any transactions in the Shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures required by this Item 6 are incorporated by reference to the information set forth in Item 6 of the previous amendments to the Schedule 13D.

CUSIP No. 294752100	Page 33

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended and supplemented to include the following:

Exhibit No.	Description

1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated January 31, 2013 (incorporated by reference to Exhibit 1 to Amendment No.19, filed with the SEC on February 4, 2013)

2.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman , First US Financial LLC, Mr. Dor J. Segal, and Mrs. Erica Ottosson (incorporated by reference to Exhibit 2 to Amendment No.19, filed with the SEC on February 4, 2013)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: September 18, 2014	By:	/s/ Chaim Katzman

DOR J. SEGAL

Date: September 18, 2014	By:	/s/ Dori Segal

ERICA OTTOSSON

Date: September 18, 2014	By:	/s/ Erica Ottosson

GAZIT-GLOBE, LTD.

Date: September 18, 2014	By:	/s/ Gil Kotler
Name: Gil Kotler
Title: Senior Executive Vice President and CFO

Date: September 18, 2014	By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: VP of Corporate Responsibility

M G N (USA) INC.

Date: September 18, 2014	By:	/s/ Gil Kotler
Name: Gil Kotler
Title: Authorized Signatory

Signature page to EQY Schedule 13D/A

Date: September 18, 2014	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT (1995), INC.

Date: September 18, 2014	By:	/s/ Gil Kotler
Name: Gil Kotler
Title: Authorized Signatory

Date: September 18, 2014	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT FIRST GENERATION LLC

Date: September 18, 2014	By:	/s/ Gil Kotler
Name: Gil Kotler
Title: Authorized Signatory

Date: September 18, 2014	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

MGN AMERICA, LLC

Date: September 18, 2014	By:	/s/ Gil Kotler
Name: Gil Kotler
Title: Authorized Signatory

Date: September 18, 2014	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

Signature page to EQY Schedule 13D/A

GAZIT AMERICA, INC.

Date: September 18, 2014	By:	/s/ Dori Segal
Name: Dor J. Segal
Title: President and Chairman

Date: September 18, 2014	By:	/s/ Alex Correia
Name: Alex Correia
Title: Secretary

SILVER MAPLE (2001), INC.

Date: September 18, 2014	By:	/s/ Dori Segal
Name: Dor J. Segal
Title: President

Date: September 18, 2014	By:	/s/ Alex Correia
Name: Alex Correia
Title: Secretary

FICUS, INC.

Date: September 18, 2014	By:	/s/ Dori Segal
Name: Dor J. Segal
Title: President

Date: September 18, 2014	By:	/s/ Alex Correia
Name: Alex Correia
Title: Secretary

Signature page to EQY Schedule 13D/A